

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

September 22, 2011

Via E-Mail

Matthew W. Abbott, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLC
1285 Avenue of the Americas
New York, NY 10019

Re: Emdeon Inc.
Revised Preliminary Schedule 14A
Filed September 15, 2011
File No. 001-34435

Amended Schedule 13E-3
Filed September 15, 2011 by Emdeon Inc., et. al.
File No. 005-85026

Dear Mr. Abbott:

We have reviewed your filings and have the following comments.

Revised Preliminary Proxy Statement

Special Factors

Background of the Merger, page 20

1. We reissue prior comment 10 in part. Revise your disclosure to describe the results of the preliminary analyses presented by Morgan Stanley. See Item 1015(b)(6) of Regulation M-A.

2. We reissue prior comment 12. Please revise your disclosure to explain the significance of the advice given to Blackstone with respect to Blackstone's valuation of the company.

3. We note the revisions made in response to prior comment 13 but find the disclosure less informative as a result. Please tell us the reasons for revising the disclosure in this manner without specifying the previously referenced "material threshold issues" and "secured concessions."

Opinion of Morgan Stanley & Co. LLC, page 39

4.   We reissue prior comment 21. We note that the Morgan Stanley presentation
        includes additional data on pages 15 and 16 that is not included in the disclosure.
        Please revise. Also, revise your disclosure to show how Morgan Stanley arrived
        at the reference ranges in each of the Discounted Cash Flow and the Hypothetical
        Discounted Equity Value analyses from the projected financial data. Please also
        apply this comment to the section captioned "Opinion of UBS Securities LLC."

5.   Refer to the Illustrative Leveraged Buyout Analysis. Revise this section to
        indicate which mergers and similar transactions Morgan Stanley relied upon in
        determining the ratio of total debt to last 12 months EBITDA multiple of 6.5x and
        the 17.5% to 25% internal rates of return, both of which were used in this
        analysis.

6.   We reissue prior comment 25. Include the cross-reference we referred to in our
        prior comment in this section such that security holders are able to refer to the
        section of the proxy statement that includes the projections used in the analyses in
        this section. Please also apply this comment to section describing UBS's
        financial analyses.

Opinion of UBS Securities LLC, page 49

7.   We reissue prior comment 28. Please revise your disclosure to explain what the
        board of directors noted with respect to the results referenced in our prior
        comment. Also, note that while the disclosure on page 50 that you reference in
        your response may be appropriate for the financial advisor, it is not sufficient for
        the board of directors which must comply with the requirements of Item 1014 of
        Regulation M-A on behalf of the company, which is a filing person in the
        Schedule 13E-3.

Position of the Blackstone Filing Persons Regarding the Fairness of the Merger, page 56
Position of the H&F Filing Persons Regarding the Fairness of the Merger, page 59

8.   We reissue prior comment 33. First, please revise the disclosure to state that the
        Blackstone Filing Persons (and the H&F Filing Persons) adopted the board of
        directors analysis as it relates to negative factors. Second, please ensure that you
        describe all material considerations made by the Blackstone Filing Persons (and
        the H&F Filing Persons) instead of stating that these filing persons considered "a
        variety" of such factors.

Projected Financial Information, page 68

9.   We reissue prior comment 36 in part. We note that you continue to include a
        summary of the full year 2011 prospective financial information (bottom of page 70).

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions